FILE NO. 82-3311

(Translation)

March 8, 2004

Dear Sirs,

Name of Company: Shiseido Company, Limited
Name of Representative: Morio Ikeda
President & CEO
(Representative Director)
(Code No. 4911, the First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to: Masato Hashikawa
General Manager of Investor Relations Division
(Tel: 03-3572-5111)

Notice of Reorganization and Consolidation of Domestic Cosmetics Factories

At the Board of Directors meeting held on March 8, 2004, Shiseido passed a resolution to close the Maizuru and Itabashi factories, two of six key domestic cosmetic factories, tentatively in June 2006. In addition, a resolution was passed to close the factory of Shiseido Beautech Co., Ltd. and dissolve Haramachi Paper Co., Ltd., respectively, by September 2005.

Details

1. Purpose of Closings and Other Activities

Through ongoing innovations in its supply chain since 2001, Shiseido developed a production structure that can provide necessary products in the required amounts on demand, as a means of eliminating out-of-stocks and maldistributed inventories.

In order to continue maintaining and raising productive capacity as well as shift to a more efficient production structure, Shiseido decided to close the Maizuru Factory due to the plant's inability to make full use of its distinctive FA (factory automation) equipment stemming from market changes, and to close the Itabashi Factory because the growth of the surrounding suburb area was making nighttime and weekend operations difficult. The products manufactured at the Maizuru Factory will be shifted to the Osaka and Kuki factories, while the products manufactured at the Itabashi Factory will be shifted to the Kakegawa Factory, resulting in a higher operating rate for each

of the latter.

Cosmetic equipment specialist Shiseido Beautech will discontinue manufacturing, however, the company will move its offices to a new location to become a marketing and development specialist. Moreover, the paper manufacturing factory, Haramachi Paper Co., Ltd., will be dissolved owing to declining sales of tissue paper and the dismal prospects for improved profits in the future.

Shiseido will bolster cost competitiveness and market sensitivity for the domestic cosmetics business through further reorganization and consolidation of domestic production factories.

2. Overview of Factories to Be Closed

Maizuru Factory

Location:	1350-2, Onawa, Koaza, Kuratani, Aza, Maizuru City, Kyoto
General Manager:	Hiroshi Tsukada
Established:	Established in 1993 as Osaka Shiseido Co., Ltd. Maizuru Factory; merged with Shiseido Co., Ltd. in 2003
Production Items:	Lotions, moisturizers, shampoos, rinses, men's cosmetics, etc.
Production Volume:	42 million units (as of fiscal 2002)
Employees:	72 (as of April 1, 2003)

Itabashi Factory

Location:	2-16-1, Kaga, Itabashi-ku, Tokyo
General Manager:	Susumu Kobayashi
Established:	Established in 1921 as Gomeigaisha Chuo Shokai; became affiliate of Shiseido Co., Ltd. in 1944 as Shiseido Egu Kaisha; merged with Shiseido in 2003
Production Items:	Foundations, eye shadow and blusher
Production Volume:	23 million units (as of fiscal 2002)
Employees:	158 (as of April 1, 2003)

Shiseido Beautech Co., Ltd.

Location:	2-11-10, Higashi-kobashi, Higashi-nari-ku, Osaka City, Osaka
Established:	Established in 1940 as Shiseido Sasshi Seizo Kabushikigaisha
Representative:	Seiji Mizumachi
Capital:	¥48 million
Production Items:	Cosmetic equipment such as sponges, puffs and hairbrushes
Sales:	¥6,465 million (fiscal year ended March 2003)
Employees:	134 (as of April 1, 2003)

(Translation)

04 MAR 23 AM 7:21

FILE NO. 82-3311

March 8, 2004

Dear Sirs,

Name of Company: Shiseido Company, Limited
Name of Representative: Morio Ikeda
President & CEO
(Representative Director)
(Code No. 4911, the First Section of the Tokyo Stock Exchange)

Inquiries shall be directed to: Masato Hashikawa
General Manager of Investor Relations Division
(Tel: 03-3572-5111)

Notice of Issuance of New Share Subscription Rights

Notice is hereby given that Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held today, resolved that the Company would issue new share subscription rights as stock options pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan, as well as the resolution adopted at its 103rd Ordinary General Meeting of Shareholders (on June 27, 2003), as described below:

Description

1. Reason for the issuance of new share subscription rights:

To afford incentives to and raise the morale of the directors, corporate officers and employees of the Company and its related group companies to achieving much improved results and thus to increase the market value of the whole Shiseido Group, the Company intends to issue new share subscription rights as stock options.

2. Outline of the issuance of new share subscription rights:

(1) Qualified grantees of new share subscription rights:

16 directors and employees of the Company and related group companies

(2) Class and number of shares to be issued or transferred upon exercise of new share subscription rights:

40,000 shares of common stock of the Company.

Provided, however, that in the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the new share subscription rights shall be adjusted according to the division/consolidation ratio, in accordance with the following formula. Such adjustment shall be made only to the number of shares in respect of which the said new share subscription rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded.

Number of shares as adjusted	=	Number of shares before adjustment	x	Division/consolidation ratio

(3) Total number of new share subscription rights to be issued:

40 rights (Number of shares to be issued or transferred for each new share subscription right: 1,000 shares).

Provided, however, that in case of an adjustment to the number of shares as set forth in item 2 above, adjustment shall be made similarly to the number of shares to be issued or transferred for each new share subscription right.

(4) Issue price of a new share subscription right:

Free of charge.

(5) Issue Date:

March 8, 2004

(6) Amount to be paid in upon exercise of a new share subscription right:

A paid-in amount per share to be issued or transferred upon exercise of each new share subscription right shall be ¥1,361.

The said paid-in amount is the closing price on the issue date (¥1,361), which is higher than the average of the daily closing prices (regular way) of the Company's shares on the Tokyo Stock Exchange for 20 days (exclusive of any day on which transactions were not validly made) prior to the day immediately preceding the issue date of the new share subscription right (¥1,278, with any fraction of one yen rounded upward to the nearest one yen).

In the event that the Company divides or consolidates its shares after the issuance of the new share subscription rights, the said paid-in amount shall be adjusted according to the division/consolidation ratio, in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In the event that the Company issues new shares at a paid-in price lower than the current market price (exclusive of the issuance or transfer of new shares upon exercise of new share subscription rights), the said paid-in amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in amount as adjusted} = \text{Paid-in amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price before the issuance of new shares}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

(7) New share subscription right exercise period:

From April 1, 2004 to March 31, 2007

(8) Terms and conditions of the exercise of new share subscription rights:

a. Any grantee of new share subscription rights shall remain in office as director, corporate officer or employee of the Company or its related group companies when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office or due to his/her mandatory retirement age or any other good reason.

b. If any grantee of new share subscription rights dies prior to the expiration of the new share subscription right exercise period, only one heir to him/her shall be entitled to succeed to his/her rights and no one can succeed to such heir.

c. Any other term and condition shall be governed by a "contract of granting new share subscription rights" to be entered into between the Company and the relevant grantee of new share subscription rights according to the resolution to be adopted at a meeting of the Board of Directors for the issuance of the new share subscription rights.

(9) Events and conditions to cancel new share subscription rights:

a. In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the new share subscription rights without consideration.

b. In the event that any grantee of new share subscription rights fails to exercise his/her new share subscription rights as he/she leaves office as director, corporate officer or employee of the Company or its related group companies before he/she does so, the Company may cancel his/her new share subscription rights without consideration.

c. In the event that any grantee of new share subscription rights fails to exercise his/her new share subscription rights during the new share subscription right exercise period stipulated in a "contract of granting new share subscription rights", the Company may cancel his/her new share subscription rights without consideration.

(10) Capitalization of the portion of the issue price of each share to be issued upon exercise of new share subscription rights:

¥681 per share; provided, however, that no capitalization shall be made in case of transfer of shares of treasury stock of the Company upon exercise of new share subscription rights.

(11) Restriction on a transfer of new share subscription rights:

Any transfer of new share subscription rights shall be subject to the approval of the Board of Directors.

[For reference]

1.	The date of resolution of the Board of Directors for the submission of the proposition to the Ordinary General Meeting of Shareholders:	May 7, 2003
2.	The date of resolution of the Ordinary General Meeting of Shareholders:	June 27, 2003

The stock option plans of the Company during the business year (from April 1, 2003 to March 31, 2004) are classified in two broad categories: one for the officers (Directors and Corporate Officers) of the Company and the other for the directors, corporate officers and employees of the Company and its related group companies. The purposes of the respective stock option plans are described below:

(1) Stock option plan for the officers of the Company:

Long-term incentive type stock option plan that links an increase of shareholder value on a long-term basis with compensation, placing emphasis on sharing interests with its shareholders, under which stock options were granted as follows:

- Grantees of new share subscription rights:

  32 Directors and Corporate Officers of the Company

- Total number of new share subscription rights issued:

  878 rights

- Date of issue:

  July 31, 2003

- Amount to be paid in upon exercise of a new share subscription right:

  ¥1,287

(2) Stock option plan for the directors, corporate officers and employees of the Company and its related group companies:

Stock option plan as rewards for individual performances of individuals and teams of the Company and its related group companies that substantially contribute to consolidated results, to inspire can-do spirits of and afford incentives to employees, under which stock options will be issued as notified hereby. For the same purpose, the new share subscription rights were issued during the current business year, as described below:

- Grantees of new share subscription rights:

  16 employees of the Company

- Total number of new share subscription rights issued:

  18 rights

- Date of issue:

  November 28, 2003

- Amount to be paid in upon exercise of a new share subscription right:

  ¥1,229

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